MAINSTAY GROUP OF FUNDS

51 Madison Avenue

New York, NY 10010

August 15, 2018

VIA EDGAR

Mr. Frank Buda

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: Response to Comments on the 485A filing (the “Registration Statement”) for MainStay Funds Trust (SEC File No. 333-160918) (the “Registrant”)

Dear Mr. Buda:

This letter responds to comments that you provided telephonically on July 31, 2018 regarding the Registration Statement (SEC Accession No. 0001144204-18-034855) filed by the Registrant on June 19, 2018. Any capitalized term used in this response letter but not defined shall have the meaning given to such term in the Registration Statement.

Prospectus:

Comment 1: Fees and Expenses of the Fund: Footnote 1: Please identify which purchases will be subject to this charge or provide a cross reference to where in the prospectus an investor can find more information.

Response: We have made the requested revision.

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Comment 2: Principal investment strategy: Please revise the 80% policy in line with what is in Item 9.

Response: We have made the requested revision.

Comment 3: Principal investment strategy: Please provide a plain English explanation of what “securities with special features” means. Additionally, if these securities are derivatives and count towards the Fund’s 80% policy, please disclose that they are economically equivalent to municipal securities and are valued at marked-to-market.

Response: We have made the requested revision. The Registrant does not consider “securities with special features” to be derivatives.

Comment 4: Principal investment strategy: Please add specific risk disclosure related to investing in securities in Puerto Rico.

Response: We have made the requested revision.

Comment 5: Principal investment strategy: This sentence is repetitive of the first sentence in the paragraph. Please delete or revise.

Issuers may be states, territories and possessions of the U.S. and the District of Columbia and their political subdivisions, agencies and instrumentalities.

Response: We have deleted the repetitive disclosure.

Comment 6: Principal investment strategy: Investment process: Please provide a plain English explanation of what this means.

Allocations are based on the current economic environment, the level of absolute and relative yields, and their interest rate outlook.

Response: We have revised this disclosure.

Comment 7: Principal risks: Municipal Bond Concentration Risk: Please revise the name and description of this risk to remove the reference to concentration unless the Fund will be concentrated in an industry or group of industries as defined in the Investment Company Act of 1940 or SEC staff positions. If investments will be focused in a particular industry or geographic area, please add disclosure regarding these specific risks, either here on in Item 9.

Response: We have made the requested revisions. The Registrant does not currently expect that the Fund will be focused in a particular industry or geographic area.

Comment 8: Principal risks: Debt Securities Risk: Please confirm that debt securities may be subject to prepayment and extension risk and provide an appropriate description of those risks.

Response: We have made the requested revisions.

Comment 9: Principal risks: Foreign Securities Risk: The Fund does not include a strategy to invest in foreign securities. Please add disclosure to include that strategy or delete the risk.

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Response: The Fund may invest in debt securities issued by foreign corporate entities, foreign governments and agencies, and supranational organizations, as disclosed in the Fund’s Item 4 “Principal Investment Strategies” section. Accordingly, the Registrant respectfully declines to incorporate any changes in response to this comment.

Comment 10: Principal risks: Liquidity and Valuation Risk: Please confirm whether the language below is accurate for this Fund. If so, please supplementally explain what this is referring to.

Securities purchased by the Fund may be illiquid at the time of purchase or liquid at the time of purchase and subsequently become illiquid due to, among other things, events relating to the issuer of the securities, market events, operational issues, economic conditions, investor perceptions or lack of market participants.

Response: The Registrant confirms and notes that there have been situations where a security was liquid at the time of purchase but subsequently became illiquid, such as Puerto Rican debt.

Comment 11: Past Performance: Please confirm this is why Class R6 performance is not included below.

Performance is not shown for classes with less than one calendar year of performance.

Response: The Registrant confirms that Class R6 for this Fund does not have any performance.

Comment 12: Past Performance: Please revise.

As of June 30, 2018, the Class I shares of the Fund ~~would have~~ had a year-to-date return of [ ]%.

Response: We have made the requested revision.

More About Investment Strategies and Risks

Comment 13: Form N-1A provides that principal investment strategies and risks required by Item 4 should be a summary for those required by Item 9. Please revise this section to include all of the information as required by Item 9 in line with the layered disclosure regime adopted by the SEC.

Response: The Registrant has reviewed and revised the disclosure summarizing the Fund’s principal investment strategies per Item 4 of the Form N-1A and respectfully submits that the disclosure included per Item 4 and Item 9 are reasonable and appropriate both to describe the Fund’s principal investment strategies and risks and to summarize them, as applicable. The Registrant will continue to review and revise this section as necessary.

Comment 14: Investment Policies and Objectives: Please disclose that the Fund will have a dollar weighted maturity of 3 years or less.

Response: We have made the requested revision.

Comment 15: If the expenses associated with the following items will be equal to or greater than 1 basis point, please disclose in a separate line item in the Fee Table.

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The Fund may invest its net assets in other investment companies, including ETFs that invest in similar securities to those in which the Fund may invest directly, and count such holdings towards various guideline tests (such as the 80% test required pursuant to Rule 35d-1 under the 1940 Act).

Response: The Registrant confirms that acquired fund fees and expenses were below 1 basis point during the last fiscal year and does not currently expect the Fund to invest in other investment companies so that expenses will be equal to or greater than 1 basis point in the current fiscal year. If the acquired fund fees and expenses are or are expected to be equal to or greater than 1 basis point, the Fund will disclose the acquired fund fees and expense in the Fee Table as required by Form N-1A.

Comment 16: Please disclose that for purposes of the 80% policy, synthetic investments will be valued at market value.

In appropriate circumstances, synthetic investments may also count toward various guideline tests (such as the 80% test required pursuant to Rule 35d-1 under the 1940 Act).

Response: We confirm that synthetic investments are valued by the Fund marked-to-market and in compliance with the Fund’s valuation procedures, depending on the type of investment. We note that a more detailed description of the Fund’s valuation policies is found in the section “Fair Valuation and Portfolio Holdings Disclosure,” and respectfully decline to add more disclosure in this section.

Comment 17: Please clearly identify in this section which of the disclosed strategies and risks are principal and which are non-principal. Please also use a chart or some other means of identifying which strategies and risks apply for the Fund.

Response: The Registrant notes that the strategies and risks disclosed in the first section under “More About Investment Strategies and Risks” are principal, and additional non-principal strategies and risks are disclosed as such and listed in the section following the sentence below:

In addition to the principal investments described above, the Funds may also invest or engage in, or be subject to risks associated with, the following:

The Fund’s principal investments strategies are disclosed in the summary prospectus, and the strategies that are additionally included in the “More About Investment Strategies and Risks” section are non-principal, as described above or potential investment strategies for the Fund.

Comment 18: Derivatives transactions: Please confirm supplementally that the strategies and risk disclosure is tailored to the specific kinds of derivatives in which the Fund will principally invest.

Response: The Registrant confirms that the strategy and risk disclosure around derivatives is appropriately tailored.

Comment 19: Portfolio turnover: If the Fund will have a portfolio turnover of more than 100%, please disclose the frequent trading strategy in the Fund’s principal investment strategy.

The Fund may experience a portfolio turnover rate of over 100%.

Response: The Registrant does not currently expect that the Fund will have a high turnover rate. We note, however, that the Fund recently changed its principal investment strategy and may experience higher than normal turnover during its current fiscal year due to that change.

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Shareholder Guide

Comment 20: GENERAL POLICIES: Selling Shares: Add “for all forms of payment” as indicated in the sentence below:

Generally, we will make the payment, less any applicable CDSC, on the next business day for all forms of payment after receiving your request in good order. However, it may take up to seven days to do so.

Response: We have made the requested revision.

Comment 21: GENERAL POLICIES: Selling Shares: Please clarify that the MainStay Fund may withhold redemption proceeds until the earlier of when the check or proceeds clear, or 10 days as indicated in the sentence below:

If you buy shares by check or by ACH purchase and quickly decide to sell them, MainStay Funds may withhold payment until the check or ACH purchase clears or for up to 10 days from the date the check or ACH purchase order is received.

Response: We have made the requested revision.

Comment 22: Please explain or delete “generally”. If a call is received before 4pm, under what circumstances would that investor not receive the current day’s NAV?

Calls received before 4:00 pm Eastern time will generally receive the current day's NAV.

Response: The investor may not receive the current day’s NAV under certain circumstances, for example when there is a day that the New York Stock Exchange closes early or unexpectedly. We believe it is important to keep “generally” so that shareholders understand that there are situations when they may not receive the current day’s NAV.

Comment 23: Who Manages Your Money? Please consider moving the discussion of the litigation to follow the discussion of the subadvisor.

Response: We have made the requested revision.

Class T Prospectus

Comment 24: Please apply the comments from the other classes to the extent applicable. Please also disclose on the front cover that the class is not being sold.

Response: We have applied the comments, as applicable.

Statement of Additional Information

Comment 1: Please file an auditor’s consent for each Fund.

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Response: We will make the requested filing of the auditor’s consent(s) with the Rule 485(b) filing for these Funds.

Comment 2: Please revise the following disclosure to match the Item 9 disclosure to more closely match the requirements of Rule 35d-1.

Fundamental Investment Policy Related to Fund Name

The MainStay MacKay Short Term Municipal Fund has a name that suggests that the Fund will focus on a type of investment, within the meaning of Rule 35d-1 under the 1940 Act. The Fund has adopted a policy that it will, under normal circumstances, invest at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in municipal debt securities. The Fund’s policy to invest at least 80% of its assets in such a manner is “fundamental,” which means that it cannot be changed without shareholder vote. Please see the discussion regarding fundamental investment restrictions above for more information.

Response: We respectfully decline to revise this disclosure as it is meant to be a general restatement of the Fund’s 80% test, which is fully disclosed in the Prospectus. We have instead provided a cross-reference to the Prospectus for clarity.

Comment 3: For clarity, please move the identified sentence below to the end of the next paragraph:

Concentration. Although the 1940 Act does not define what constitutes “concentration” in an industry or group of industries, SEC and its staff take the position that any fund that invests more than 25% of the value of its assets in a particular industry or group of industries (other than securities issued or guaranteed by the U.S. government, its agencies or instrumentalities) is deemed to be “concentrated” in that industry or group of industries. The exclusion set forth below with respect to tax-exempt securities does not include municipal securities whose payments of interest and/or principal are dependent upon revenues derived from projects, rather than the general obligations of the municipal issuers (such as private activity and revenue bonds).

Response: We have revised the disclosure in this section for clarity in response to this comment.

Comment 4: Please make the following addition: “in accordance with applicable SEC guidance or SEC staff interpretations” as indicated below:

Senior Securities. A Fund may enter into certain transactions that are economically equivalent to borrowing (i.e., reverse repurchase agreements, short sales and certain derivative transactions). Under the 1940 Act and interpretations thereof, borrowing transactions and certain transactions that create leverage will not be considered to constitute the issuance of a “senior security” by a Fund, and therefore such transaction will not be subject to the limitations otherwise applicable to borrowings by the Fund, if the Fund: (1) maintains an offsetting financial position in accordance with applicable SEC guidance or SEC staff interpretations; (2) maintains liquid assets equal in value to the Fund’s potential economic exposure under the borrowing transaction; or (3) otherwise “covers” the transaction in accordance with applicable SEC guidance or SEC staff interpretations.

Response: We have made the requested revision.

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Please contact the undersigned at 201-685-6232 or Thomas Humbert at 201-685-6221 should you have any questions regarding this matter.

Sincerely,

/s/ Yi Chia Kuo

Yi Chia Kuo

Assistant Secretary

cc:	J. Kevin Gao
Thomas Bogle

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